VIA EDGAR

August 18, 2016

Ms. Valerie J. Lithotomos
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	ABS Long/Short Strategies Fund (formerly ABS Global Equity Long/Short RIC) (“Fund”)
File No. 811-23079/333-205984

Dear Ms. Lithotomos:

On behalf of the Fund, transmitted herewith for filing with the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is an amendment to the Fund’s Registration Statement on Form N-2 which was filed with the Commission on August 18, 2016 (the “Registration Statement”), which amendment constitutes Post-Effective Amendment No. 5 to the Registration Statement under the Securities Act and Amendment No. 7 to the Registration Statement under the Investment Company Act (the “Amendment”).

The main purpose of the Amendment is to revise the Registration Statement in accordance with the comments received from you.

Separately, the Fund has requested acceleration of the effective date of the Amendment to August 26, 2016.

Thank you for your assistance.  If you should have any questions regarding the enclosed information, please contact me directly at (207) 228-7182.

Kind regards,

Edward C. Lawrence

cc:   David J. Finn, ABS Long/Short Strategies Fund